K7
7/21

SECURITIE 04004003 SSION
Washington, D.C. 20549

R 7-23

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38083

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SunAmerica Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2800 N. Central Avenue, Suite 2100
(No. and Street)

Phoenix (City) Arizona (State) 85004-10725 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven E. Rothstein (770) 858-6841
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers
(Name – *if individual, state last, first, middle name*)

10 Tenth, Suite 1400 (Address) Atlanta (City) Georgia (State) 30303 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED APR 02 2004 WASH. D.C. 181

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 26 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Steven E. Rothstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SunAmerica Securities, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Chief Financial Officer
Title

Judith R. Embry
Notary Public
Cobb County GA
June 17, 2006

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SunAmerica Securities, Inc. and Subsidiaries
An indirectly wholly owned subsidiary of American International Group, Inc.
Consolidated Statement of Financial Condition
December 31, 2003

(in thousands of dollars, except share amounts)

Assets		
Cash and cash equivalents	$	23,209
Cash segregated under federal and other regulations		110
Receivables from broker-dealers and clearing organizations		12,532
Receivables from investment advisors		2,852
Securities pledged to insurance company		1,467
Securities owned, at market value		7
Notes and accounts receivable from registered representatives		6,953
Furniture, equipment, leasehold improvements and software, at cost, less accumulated depreciation and amortization of $12,477		1,295
Goodwill		1,536
Deferred taxes		8,283
Receivables from affiliates, net		1,529
Prepaid expenses and other assets		1,440
Total assets	$	61,213
Liabilities and Stockholder's Equity		
Commissions payable	$	4,322
Deferred commissions payable		2,781
Accounts payable and accrued expenses		2,853
Securities sold, not yet purchased, at market value		9
Income taxes payable to Parent		2,455
Other liabilities		2,524
Total liabilities		14,944
Commitments and contingencies (Note 11)		
Stockholder's equity		
Common stock - no par value; 1,000 shares authorized; 50 shares issued and outstanding		1
Additional paid-in capital		24,947
Accumulated other comprehensive income		2,163
Retained earnings		19,158
Total stockholder's equity		46,269
Total liabilities and stockholder's equity	$	61,213

The accompanying notes are an integral part of these financial statements.